Exhibit 99.2
[Letterhead of Deutsche Bank AG, Singapore Branch]
The Board of Directors
Chartered Semiconductor Manufacturing Ltd.
60 Woodlands Industrials Park D
Street 2
Singapore 738406
22 September 2009
LETTER FROM DEUTSCHE BANK AG, SINGAPORE BRANCH IN RELATION TO THE
OUTLOOK
Dear Sirs,
PROPOSED ACQUISITION OF CHARTERED SEMICONDUCTOR MANUFACTURING LTD. (THE “COMPANY”) BY ATIC INTERNATIONAL INVESTMENT COMPANY LLC BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 210 OF THE COMPANIES ACT, CHAPTER 50 OF SINGAPORE (“SCHEME”)
On 7 September 2009, the Company released an announcement titled “Chartered Updates Guidance for Third Quarter” to update its guidance for the quarter ending 30 September 2009 (the “Outlook”), which was originally provided on 24 July 2009.
This letter has been prepared for release by the Company on the SGXNet on or around 22 September 2009 together with the Outlook and for submission to the U.S. Securities and Exchange Commission in a report on Form 6-K on or around 22 September 2009.
The Outlook is solely the responsibility of the directors of the Company (“Directors”).
We have examined the Outlook and have discussed the bases and assumptions underlying the Outlook with the Directors and the management of the Company. We have also considered the letter dated 22 September 2009 addressed to the Directors by KPMG LLP, the independent external auditors of the Company, in respect of their review of the Outlook.
For the purposes of rendering this letter, we have relied upon and assumed the accuracy and completeness of all financial and other information provided to us by the Directors and management of the Company and have not independently verified such information, whether written or verbal, and accordingly cannot and do not represent or warrant, and do not accept any responsibility for, the accuracy, completeness or adequacy of such information. We have also not undertaken any independent evaluation or appraisal of any of the assets or liabilities of the Company. Save as provided in this letter, we do not express any other opinion or view on the Outlook.
Based on the foregoing, we are of the view that the Outlook has been made by the Directors after due and careful enquiry.
This letter is addressed only to the Directors for the sole purpose of complying with Rule 25 of the Singapore Code on Take-overs and Mergers and for no other purpose. We do not accept any responsibility to any other person(s) (other than the Directors) in respect of, arising out of, or in connection with, this letter.
For the avoidance of doubt, this letter does not constitute and should not be relied on as a recommendation to, or confer any rights or remedies upon, any shareholder of the Company as to how such person should deal with or vote their shares in relation to the Scheme or any matter related thereto.
Yours faithfully,
for and on behalf of
Deutsche Bank AG, Singapore Branch

/s/ Sandeep Pahwa	/s/ Suneet Weling
Sandeep Pahwa	Suneet Weling
Managing Director	Director